UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE Education Cayman Ltd

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer

Date: August 31, 2021

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release